UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                             Scopus Technology, Inc.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    809172109
                                    ---------
                                  (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  809172109                   13G                     Page 2 of 8 pages

--------------------------------------------------------------------------------
1        Name of Reporting Person                 General Atlantic Partners V,
         S.S. or I.R.S. Identifica-               L.P.
         tion No. of Above Person
--------------------------------------------------------------------------------
2        Check the Appropriate Box                (a) [X]
         if a Member of a Group                   (b) [ ]
--------------------------------------------------------------------------------
3        S.E.C. Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                0
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         0

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      0%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             PN

--------------------------------------------------------------------------------

CUSIP NO.  809172109                   13G                     Page 3 of 8 pages

--------------------------------------------------------------------------------
1        Name of Reporting Person                 General Atlantic Partners 13,
         S.S. or I.R.S. Identifica-               L.P.
         tion No. of Above Person
--------------------------------------------------------------------------------
2        Check the Appropriate Box                (a) [X]
         if a Member of a Group                   (b) [ ]
--------------------------------------------------------------------------------
3        S.E.C. Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                0
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         0

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      0%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             PN

--------------------------------------------------------------------------------

CUSIP NO.  809172109                   13G                     Page 4 of 8 pages

--------------------------------------------------------------------------------
1        Name of Reporting Person                 General Atlantic Partners 17,
         S.S. or I.R.S. Identifica-               L.P.
         tion No. of Above Person
--------------------------------------------------------------------------------
2        Check the Appropriate Box                (a) [X]
         if a Member of a Group                   (b) [ ]
--------------------------------------------------------------------------------
3        S.E.C. Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                0
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         0

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      0%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             PN

--------------------------------------------------------------------------------

CUSIP NO.  809172109                   13G                     Page 5 of 8 pages

--------------------------------------------------------------------------------
1        Name of Reporting Person                 GAP Coinvestment Partners,
         S.S. or I.R.S. Identifica-               L.P.
         tion No. of Above Person
--------------------------------------------------------------------------------
2        Check the Appropriate Box                (a) [X]
         if a Member of a Group                   (b) [ ]
--------------------------------------------------------------------------------
3        S.E.C. Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                0
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         0

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        N/A

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      0%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             PN

--------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.  809172109                   13G                     Page 6 of 8 pages

Item 1  (a)  Name of Issuer

             Scopus Technology, Inc.

        (b)  Address of Issuer's Principal Executive Offices

             1900 Powell Street, Suite 700
             Emeryville, CA 94608

Item 2  (a)  Names of Persons Filing

             General Atlantic Partners V, L.P. ("GAP V")
             General Atlantic Partners 13, L.P. ("GAP 13") General Atlantic Partners 17, L.P. ("GAP 17") GAP Coinvestment Partners, L.P. ("GAPCO" and collectively with GAP V, GAP 13 and GAP 17, the "Reporting Persons")

        (b)  Address of Principal Business Office

             c/o General Atlantic Service Corporation
             3 Pickwick Plaza
             Greenwich, CT  06830

        (c)  Citizenship

             GAP V, GAP 13 and GAP 17 -- Delaware
             GAPCO -- New York

        (d)  Title of Class of Securities

             Common Stock, par value $.001 per share (the
             "Shares")

        (e)  CUSIP Number

             809172109

Item 3 This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b).

Item 4  On May 18, 1998 Scopus Technology, Inc. was merged (the
        "Merger") with and into Siebel Systems, Inc. ("Siebel").  In

CUSIP NO.  809172109                   13G                     Page 7 of 8 pages

        the Merger, the Shares were canceled and holders of the Shares received common stock of Siebel. As a result of the Merger, GAP 13 and GAPCO each no longer own issued or outstanding Shares, and GAP V, GAP 17 and GAPCO each no longer own options to purchase issued or outstanding Shares.

Item 5  Ownership of Five Percent or Less of a Class

        See Item 4.

Item 6  Ownership of More than Five Percent on Behalf of Another
        Person

        Not applicable.

Item 7  Identification and Classification of Subsidiary Which
        Acquired the Security Being Reported on By the Parent
        Holding Company

        Not applicable.

Item 8  Identification and Classification of Members of the Group

        See Item 4.

Item 9  Notice of Dissolution of Group

        Not applicable.

Item 10 Certification

        Not applicable.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO.  809172109                   13G                     Page 8 of 8 pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 6, 1998.

                        GENERAL ATLANTIC PARTNERS V, L.P.

                        By: GENERAL ATLANTIC PARTNERS, LLC
                            its General Partner

                            By: /s/ Nancy E. Cooper
                                -------------------
                                Nancy E. Cooper,
                                a Managing Member


                        GENERAL ATLANTIC PARTNERS 13, L.P.

                        By: GENERAL ATLANTIC PARTNERS, LLC
                            its General Partner

                            By: /s/ Nancy E. Cooper
                                -------------------
                                Nancy E. Cooper,
                                a Managing Member


                        GENERAL ATLANTIC PARTNERS 17, L.P.

                        By: GENERAL ATLANTIC PARTNERS, LLC
                            its General Partner

                            By: /s/ Nancy E. Cooper
                                -------------------
                                Nancy E. Cooper,
                                a Managing Member


                        GAP COINVESTMENT PARTNERS, L.P.

                            By: /s/ Nancy E. Cooper
                                -------------------
                                Nancy E. Cooper,
                                a General Partner